UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 54022 / June 21, 2006

ADMINISTRATIVE PROCEEDING
File No. 3-12314

In the Matter of **Universal Medical Systems, Inc.,** **Respondent.**	**ORDER MAKING FINDINGS AND REVOKING REGISTRATION OF SECURITIES PURSUANT TO SECTION 12(j) OF THE SECURITIES EXCHANGE ACT OF 1934**

I.

The Securities and Exchange Commission ("Commission") deems it necessary and appropriate for the protection of investors to accept the Offer of Settlement submitted by Universal Medical Systems, Inc. (n/k/a Moray Way Holdings, Inc.) ("Universal" or "Respondent") pursuant to Rule 240(a) of the Rules of Practice of the Commission, 17 C.F.R. § 201.240(a), for the purpose of settlement of these proceedings initiated against Respondent on June 1, 2006, pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Exchange Act").

II.

Solely for the purpose of these proceedings and any other proceedings brought by or on behalf of the Commission, or to which the Commission is a party, and without admitting or denying the findings herein, except as to the Commission's jurisdiction over it and the subject matter of these proceedings, Respondent consents to the entry of this Order Making Findings, and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 ("Order"), as set forth below.

III.

On the basis of this Order and Respondent's Offer, the Commission finds that:

     1.   Universal (CIK No. 1007016) is a Nevada corporation based in Pompano Beach, Florida. At all times relevant to this proceeding, the common stock of Universal has been registered with the Commission under Exchange Act Section 12(g). On May 26, 2006, the company changed its name to Moray Way Holdings, Inc. without notifying the Commission and changed its stock symbol from "UMSIE" to "MRWH." As of May 30, 2006, the common stock of Universal was quoted on the Pink Sheets (symbol "MRWH").

2.	Universal has failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder because it has not filed any periodic reports with the Commission since it filed a Form 10-SB registration statement on April 24, 1997.

IV.

In view of the foregoing, the Commission deems it necessary and appropriate for the protection of investors to impose the sanction specified in Respondent's Offer.

Accordingly, it is hereby ORDERED that:

The registration of each class of Respondent's securities is revoked pursuant to Section 12(j) of the Securities Exchange Act of 1934.

For the Commission, by its Secretary, pursuant to delegated authority.

Nancy M. Morris
Secretary